Mail Stop 6010

March 1, 2007

Iehab Hawatmeh
President and Director
CirTran Corporation
4125 South 6000 West
West Valley City, Utah 84128

      **Re:**    **CirTran Corporation**
              **Revised Preliminary Information Statement**
              **Filed February 26, 2007**
              **File No. 0-49654**

Dear Mr. Hawatmeh:

We have limited our review of your filing to those issues we have addressed in our comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Special Factors Regarding the Transaction, page 16

1.      We note your response to comment 1. It appears that you have solicited consents in violation of Rule 14a-3 to the federal proxy rules, which require you to furnish a "publicly filed preliminary or definitive written proxy statement" in connection with the solicitation of proxies (which includes consents), except in narrow circumstances. While it is true that Regulation 14C provides for the use of an information statement, that use is predicated on the initial solicitation of consents in a manner that is consistent with the federal proxy rules. See Rules 14a-2 and 14a-3 and the definitions of "solicitation" and "proxy." Please advise why you believe you are in compliance with the solicitation requirements of the federal proxy rules, or explain what steps you will take to correct your noncompliance.

As appropriate, please revise your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the revised filing to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any questions.

Sincerely,


Peggy Fisher
Assistant Director